EXHIBIT 23.3
CONSENT OF DEGOLYER AND MACNAUGHTON
     We hereby consent to incorporation by reference in this Form S-3 Registration Statement of Range Resources Corporation and in the related Prospectus (collectively, the “Registration Statement”) of the use of the name DeGolyer and MacNaughton and references to information contained in our “Appraisal Report as of December 31, 2007, of Certain Interests owned by Range Resources Corporation,” provided, however, that we are necessarily unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants. We further consent to the use of our name in the “Reserves Engineers” section of the Registration Statement.
DeGolyer and MacNaughton
Dallas, Texas
April 28, 2008